TELANETIX, INC.
6197 Cornerstone Court E., Suite 108
San Diego, California 92121

October 10, 2007

VIA EDGAR

Ms. Michele M. Anderson, Branch Chief
Mr. Derek B. Swanson, Attorney-Adviser
U. S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:         Telanetix, Inc.
Form SB-2 (File No. 333-143847)
Filed June 18, 2007

Ms. Anderson and Mr. Swanson:

Telanetix, Inc., a Delaware corporation ("we," "us," "our" or the "Company"), has filed through EDGAR, Pre-Effective Amendment No. 1 ("Amendment No. 1") to the above-referenced registration statement (the "Current Registration Statement").  This letter sets forth our response to the comment of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") set forth in its comment letter dated July 16, 2007 (the "Comment Letter") with respect to the Current Registration Statement.

We have reproduced below in bold font the Staff's comment set forth in the Comment Letter.  Immediately following the comment is our response in regular font.  Our response in this letter corresponds to the numbers placed adjacent to the Staff's comment in the Comment Letter.

COMMENT 1.    We note that you are registering the sale of 1,461,288 shares held by Enable Growth Partners LP, Enable Opportunity Partners LP, Pierce Diversified Strategy Master Fund LLC, Ena., and Crescent International Ltd., and that those four selling stockholders were previously listed as selling stockholders in a Form SB-2 (file no. 333-140767) declared effective on May 17, 2007. Furthermore, it appears that those four selling stockholders continue to hold a substantial number of shares that were to be resold pursuant to the prior registration statement. Given the aggregate size of the offering by the four selling shareholders (i.e., by combining the shares registered on their behalf in both the prior registration statement and the current registration statement) relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling security holders, the transaction appears to be a primary offering. Because you are not eligible to conduct a primary offering on Form S-3 you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4).

If you disagree with our analysis, please advise the staff of the company's basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i). In your analysis, please address the following among any other relevant factors:

•	The number of selling shareholders and the percentage of the overall offering made by each shareholder;
•	The date on which and the manner in which each selling shareholder received the shares and/or the overlying securities;
•	The relationship of each selling shareholder with the company. including an analysis of whether the selling shareholder is an affiliate of the company;
•	Any relationships among the selling shareholders;
•
The dollar value of the shares registered in relation to the proceeds that the company received from the selling shareholders for the securities, excluding amounts of proceeds that were returned (or will be returned) to the selling shareholders and/or their affiliates in fees or other payments;

•	The discount at which the shareholders will purchase the common stock underlying the convertible notes (or any related security, such as a warrant or option) upon conversion or exercise; and
•	Whether or not any of the selling shareholders is in the business of buying and selling securities.

RESPONSE:  As the Staff points out, the Current Registration Statement seeks to register for re-sale shares of our common stock held by Enable Growth Partners LP, Enable Opportunity Partners LP, Pierce Diversified Strategy Master Fund LLC, ena, and Crescent International Ltd. (collectively, the "Selling Stockholders")1 and the Selling Stockholders were previously listed as selling stockholders in a registration statement on Form SB-2 (file no. 333-140767) declared effective on May 17, 2007 (the "Prior Registration Statement").

The Prior Registration Statement was filed to register for re-sale shares of our common stock that were issued, or are issuable, to the Selling Stockholders upon conversion of debentures and exercise of warrants issued to the Selling Stockholders in a private placement completed December 28, 2006 (the "December 2006 Private Placement"). In this letter we refer to the debentures and warrants issued in the December 2006 Private Placement as the December Debentures and December Warrants, respectively.

The Current Registration Statement was filed to register for re-sale shares of our common stock that were issued, or are issuable, to the Selling Stockholders upon conversion of debentures and exercise of warrants issued to the Selling Stockholders in a private placement completed February 12, 2007 (the "February 2007 Private Placement").  In this letter we refer to the debentures and warrants issued in the February 2007 Private Placement as the February Debentures and February Warrants, respectively.

Since the filing of the Current Registration Statement, the Selling Stockholders have elected to convert approximately $1.71 million of the principal amount of the December Debentures into shares of our common stock, leaving a principal balance of approximately $1.95 million.  In addition, the Selling Stockholders have elected to convert the entire principal amount of the February Debentures ($1.54 million) into shares of our common stock.  These conversions reduce the concern that we may be required to issue a substantial number of shares of our common stock to the Selling Stockholders due to us not being able to satisfy payments with cash at a time when the market price of our common stock is less than the original conversion price of the debentures.  As a result of these conversions, Amendment No. 1 reflects that the shares being registered are no longer underlying the February Debenture, but are now directly owned by the Selling Stockholders.

In addition, since the filing of the Current Registration Statement, we completed two other transactions: (i) the acquisition of AccessLine Holdings, Inc. and (ii) a private placement involving the sale of 13,000 shares of our Series A Convertible Preferred Stock ("Series A Stock"), original issue discount 6.0% senior secured convertible debentures in the aggregate principal amount of $8.00 million (issued at an original issue discount of 12.5%), and five year warrants to purchase up to 2,584,198 shares of our common stock (the "August 2007 Private Placements").  In this letter we refer to the debentures and warrants issued in the August 2007 Private Placement as the August Debentures and August Warrants, respectively.

Of the securities we sold in our August 2007 Private Placements, in the aggregate, we sold 10,000 shares of our Series A Stock, $5.72 million principal amount of the August Debentures and August Warrants to purchase 1,942,450 shares of our common stock to Enable Growth Partners LP, Enable Opportunity Partners LP and Pierce Diversified Strategy Master Fund LLC, ena.  For more information regarding this transaction, please see the sections of Amendment No. 1 entitled "PROSPECTUS SUMMARY—Recent Financings" and "SELLING STOCKHOLDERS."  We are not seeking to register any the shares underlying any of the securities we issued in the August 2007 Private Placements in the Current Registration Statement.

In connection with the acquisition of AccessLine Holdings, Inc., on September 14, 2007, we issued an aggregate of 3,939,565 unregistered shares of our common stock, and may issue up to an additional 2,500,000 shares upon the achievement of certain future financial objectives.  For more information regarding this transaction, please see the sections of Amendment No. 1 entitled "DESCRIPTION OF BUSINESS" and "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION—Overview."

1 The Current Registration Statement also seeks to register for re-sale 840,000 shares of our common stock that are issuable to three other distinct investors - namely, Salzwedel Financial Communications, William Corbett and Michael Jacks.  None of the foregoing selling stockholders were listed as, or affiliated with any of the selling stockholders in the Prior Registration Statement.  Because the Staff's comment focuses on the overlap among the selling stockholders in both the Prior Registration Statement and the Current Registration Statement, this response is limited to information regarding the Selling Stockholders only.

Following the completion of these transactions and as of September 25, 2007, we had 23,066,915 shares of common stock outstanding, with a public float of 21,395,926.2  The closing price of our common stock on October 8, 2007 was $3.65.  As such, the aggregate market value of our common stock held by non-affiliates is approximately $78.1 million.  Therefore, we would be eligible to conduct a primary offering on Form S-3 and would be eligible to conduct a primary at-the-market offering under Rule 415(a)(4).

We respectfully submit that, for the reasons set forth below, the resale of shares of our common stock by the selling stockholders in the Current Registration Statement is an offering being made "by or on behalf of a person or persons other than the registrant" and that therefore the offering is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

The Number of Selling Stockholders and the Percentage of the Overall Offering made by each Stockholder

The Selling Stockholders consist of four institutional investors – (i) Enable Growth Partners LP ("EGP"), (ii) Enable Opportunity Partners LP ("EOP"), (iii) Pierce Diversified Strategy Master Fund LLC, ena ("Pierce"), and (iv) Crescent International Ltd. ("Crescent").  EGP, EOP, and Pierce (collectively, the "Enable Funds") are affiliates of each other, but none of them are affiliates of Crescent.

Assuming that the Current Registration Statement is declared effective and taking into account sales that have been made by the Selling Stockholders under the Prior Registration Statement through September 25, 2007, the total number of shares that would be registered on behalf of the Selling Stockholders is as follows:

			Total Registered
	Prior Registration Statement	Current Registration Statement	# of Shares	% of Public Float
Enable Funds	1,792,733	1,052,389	2,845,122	13.30%
Crescent	1,113,962	636,174	1,750,136	8.18%

Accordingly, the total number of shares that would be registered for resale by the Selling Stockholders under both the Prior Registration Statement and the Current Registration Statement represents less than 33% of our current public float of 21,395,926.

The Date on Which and the Manner in Which Each Selling Stockholder Received the Shares and/or the Overlying Securities.

The Selling Stockholders acquired the overlying securities for cash on February 12, 2007 in our February 2007 Private Placement.  Pursuant to the terms of the December 2006 Private Placement, the Selling Stockholders received a contractual right of first refusal from us for a period of 12 months on subsequent debt and equity financings.  We determined to raise additional capital and entered into a securities purchase agreement with the Selling Stockholders pursuant to which the Selling Stockholders acquired the February Debentures and February Warrants in exchange for net proceeds to us of $1.31 million, after deducting fees and expenses.  This transaction was conducted as a private placement with existing investors and was exempt from registration under Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act").

In July and August 2007, the Selling Stockholders elected to convert the entire principal amount of the February Debentures into 1,002,598 shares of our common stock.  We issued 200,520 shares of our common stock in the aggregate to the Selling Stockholders as an inducement for the early conversion of the February Debentures.

 2 As of today, we have the same number of shares outstanding, with the same public float.

The Current Registration Statement seeks to register for re-sale shares of our common stock that were issued, or are issuable, to the Selling Stockholders upon conversion of debentures and exercise of warrants issued to the Selling Stockholders in the February 2007 Private Placement.  It also covers the additional 200,520 shares of our common stock that we issued to the Selling Stockholders as in inducement for the early conversion of the February Debentures.3

Accordingly, the Selling Stockholders purchased the overlying securities for value in February 2007 and have born the economic risk of their investment since that date.

The Relationship of each Selling Stockholder with the Company. Including an Analysis of Whether the Selling Stockholder is an Affiliate of the Company

None of the Selling Stockholders are or ever were an affiliate of the Company.

The Selling Stockholders do not have, and do not have the contractual right to appoint, any representatives as directors or executive officers of the Company.  Prior to the December 2006 Private Placement, none of the Selling Stockholders had any prior relationship with us or any of our officers or directors.

None of the Selling Stockholders have ever beneficially owned more than 10% of our common stock.  As of September 25, 2007, their beneficial ownership percentage was as follows:

Selling Stockholder	# of Shares Beneficially Owned		% of Class Beneficially Owned
Enable Funds	2,391,907	(1)	9.99%
Crescent	1,170,107	(2)	4.99%

(1) Does not include 7,457,583 shares of common stock acquirable upon the conversion of preferred stock and debentures, and exercise of warrants, all of which are subject to conversion or exercise caps discussed below.

(2) Does not include 545,414 shares of common stock acquirable upon the conversion of debentures and exercise of warrants, all of which are subject to conversion or exercise caps discussed below.

As explained in Amendment No. 1, all of our securities held by each of Crescent and the Enable Funds are subject to caps on the percentage of beneficial ownership immediately following the conversion or exercise of such securities.  The caps differ with respect to each of Crescent and the Enable Funds as explained below.

With respect to Crescent, the securities that they hold that are convertible or exercisable into our common stock (specifically, the December Debentures, the December Warrants and the February Warrants), prohibit the conversion and/or exercise of such securities to the extent that the conversion and/or exercise of such securities would result in Crescent, together with its affiliates, beneficially owning in excess of 4.99% of our outstanding shares of common stock following such conversion or exercise.  Crescent may waive this cap on 61 days notice, and in such event the cap increases to 9.99% of our outstanding shares of common stock.  Crescent may not waive the 9.99% cap.

The Enable Funds hold the following securities that are convertible or exercisable into our common stock: (i) the December Debentures, (ii) the December Warrants, (iii) the February Warrants, (iv) the August Debentures, (v) the August Warrants and (vi) shares of our Series A Stock.  Each of the December Debentures, the December Warrants and the February Warrants prohibit the conversion and/or exercise of such securities to the extent that the conversion and/or exercise of such securities would result in the Enable Funds, together with its affiliates, beneficially owning in excess of 9.99% of our outstanding shares of common stock following such conversion or exercise.  The Enable Funds may not waive this 9.99% cap.  Each of the August Debentures, August Warrants and Series A Stock prohibit the conversion and/or exercise of such securities to the extent that the conversion and/or exercise of such securities would result in the Enable Funds, together with its affiliates, beneficially owning in excess of 4.99% of our outstanding shares of common stock following such conversion or exercise.  The Enable Funds may waive this cap on 61 days notice, and in such event the cap increases to 9.99% of our outstanding shares of common stock.  The Enable Funds may not waive the 9.99% cap.

3 We are also seeking to register 84,405 shares of our common stock issued or issuable to the Selling Stockholders upon conversion of interest in respect of our December Debentures for the period July 1, 2007 to December 31, 2008.  These 84,405 shares are taken into account in this response.

As a result of this limitation on ownership, the Enable Funds and Crescent are contractually prohibited from owning, at any one time, more than 9.99% and 4.99%, respectively, of our common stock.  The Commission has previously upheld the position that contractual restrictions preventing stockholders from owning more than a certain percentage of an issuer's common stock also prevents such stockholders from being considered beneficial owners of more than the contractual cap on beneficial ownership.  (See, e.g., the Commission's Amicus Brief filed with the United States Court of Appeals, Second Circuit, regarding Levy v. Southbrook International Investments, Ltd., 263 F.3d 10 (2nd Cir. 2001)).  Accordingly, none of the Selling Stockholders beneficially own more than 10% of our outstanding common stock.

There are no contractual agreements relating to voting, or other agreements or arrangements in place between us or any of our affiliates and any of the Selling Stockholders with respect to the voting of any shares of our common stock.  In addition, none of the Selling Stockholders have greater access than any other stockholder to information about us, our operations or our financial results.

Moreover, our executive officers and directors beneficially own approximately 12.38% of our outstanding common stock.  In addition, two other employees beneficially own approximately 10.21% of our outstanding common stock - one owns approximately 5.64% and the other owns approximately 4.80%.  Accordingly, our executive officers, directors and employees beneficially own an aggregate of approximately 21.54% of our outstanding common stock.  These individuals will be able to significantly control—both through voting and management—our policies and procedures.

In summary, none of the Selling Stockholders is an officer or director of the Company.  None of the Selling Stockholders has a contractual right to appoint a director of the Company.  Our current management beneficially owns more shares of our common stock than either Selling Stockholder.  There are no contractual arrangements in place granting the Selling Stockholders any extraordinary voting rights with respect to our common stock.

Any Relationships Among the Selling Stockholders

EGP, EOP and Pierce are affiliated with one another.  Accordingly, the Selling Stockholders are two unaffiliated investors: the Enable Funds on one hand, and Crescent on the other.  To our knowledge, and based on representations made to us by the Selling Stockholders:

•	none of the Selling Stockholders have any intention to act in concert;

•	none of the Selling Stockholders have any agreement or understanding with any person to distribute any of the shares sought to be registered; and

•
none of the Selling Stockholders are affiliated, nor do they have any contractual obligation, understanding or arrangement between them pursuant to which they should be viewed as or deemed to be acting as a group.

For these reasons, the Enable Funds and Crescent should be viewed as separate investors and not be viewed as or deemed to be a group or acting as a unified block.

The Dollar Value of the Shares Registered in Relation to the Proceeds that the Company Received from the Selling Stockholders for the Securities, Excluding Amounts of Proceeds that were Returned (or will be Returned) to the Selling Stockholders and/or their Affiliates in Fees or Other Payments

The table below provides the following information relative to each of the December 2006 and February 2007 Private Placements: (i) the dollar value of the shares of common stock underlying the debentures and warrants sold in each placement (calculated by multiplying the number of underlying shares by the closing price of our common stock on the date we sold the overlying securities) (ii) the proceeds to us from each of the private placements, excluding amounts of proceeds that were returned (or will be returned) to the Selling Stockholders and/or their affiliates in fees or other payments, (iii) the amount of proceeds we will receive or have received upon exercise of warrants we issued in each of the private placements assuming all currently outstanding warrants are exercised on a cash-basis and (v) the percentage of total proceeds (sum of net proceeds from the private placement and warrant proceeds) to the dollar amount of securities registered.

	Private Placement
	December 2006					February 2007
	Dollar Value of Securities Registered	Net Proceeds (1)	Warrant Proceeds	Total Proceeds	% of Total Proceeds to Dollar Value of Securities Registered	Dollar Value of Securities Registered	Net Proceeds (2)	Warrant Proceeds	Total Proceeds	% of Total Proceeds to Dollar Value of Securities Registered
Enable Funds	3,216,012	1,970,000	1,003,338	2,973,338	92.5%	2,496,466	839,375	423,599	1,262,974	50.6%
Crescent	1,927,471	1,200,000	602,005	1,802,005	93.5%	1,497,882	506,625	254,159	760,784	50.8%
Total	5,143,483	3,170,000	1,605,343	4,775,343	92.8%	3,994,348	1,346,000	677,758	2,023,758	50.7%

(1) We received gross proceeds of $3.2 million - $2 million from the Enable Funds and $1.2 million from Crescent. We paid $30,000 to the Enable Funds for reimbursement of legal fees and due diligence costs incurred.

(2) We received gross proceeds of $1.351 million - $844,375 from the Enable Funds and $506,625 from Crescent. We paid $5,000 to the Enable Funds for reimbursement of legal fees and due diligence costs incurred.

The Discount at which the Stockholders will Purchase the Common Stock Underlying the Convertible Notes (Or Any Related Security, Such as a Warrant or Option) Upon Conversion or Exercise

There was no discount to the closing market price ($1.48) on the date of the December 2006 Private Placement for the conversion or exercise of the December Debentures or the December Warrants ($1.54 conversion price and $1.69 exercise price, respectively).  In fact, there was a premium of 4% for the December Debentures and 14% for the December Warrants.

There was a discount to the closing market price ($2.49) on the date of the February 2007 Private Placement for the conversion or exercise of the February Debentures and the February Warrants ($1.54 conversion price and $1.69 exercise price, respectively).  However, the number of shares of our common stock underlying the February Debentures and February Warrants is 1,403,638, which is approximately 30% of the total number of shares underlying the December Debentures, December Warrants, February Debentures and February Warrants.

The table below provides information about (i) gross proceeds we received from each investor in the December 2006 Private Placement and February 2007 Private Placement and (ii) the possible discount to the closing market price as of the date of sale of the debentures and warrants issued in both such private placements.  The possible discount was calculated by subtracting the total conversion price on the date of sale (December 28, 2006 and February 12, 2007, respectively) from the combined market price of the total number of shares issued upon conversion of the debentures (including the 200,520 shares issued as an inducement for the early conversion of the February Debentures) and warrants on such dates (all amounts in dollars).

	December 2006 Private Placement		February 2007 Private Placement		Combined
Investor Name	Gross Proceeds	Premium to Closing Market Price	Gross Proceeds	Discount to Closing Market Price	Gross Proceeds	Discount to Closing Market Price
EGP	1,700,000	(186,516)	717,500	777,403	2,417,500	590,887
EOP	200,000	(21,943)	84,875	91,960	284,875	70,017
Pierce	100,000	(10,973)	42,000	45,506	142,000	34,533
Crescent	1,200,000	(131,573)	506,625	548,923	1,706,625	417,350
Total	3,200,000	(351,006)	1,351,000	1,463,792	4,663,792	1,112,787

Whether or Not any of the Selling Stockholders is in the Business of Buying and Selling Securities.

In connection with the preparation of Amendment No. 1 we submitted to each Selling Stockholder a form of questionnaire.  Based on representations and warranties made in those questionnaires by each of the Selling Stockholders, none of the Selling Stockholders are in the business of underwriting securities.  In addition, each of the Selling Stockholders represented to us that it did not have any agreement or understanding with any person to distribute any of the shares sought to be registered under either the Current Registration Statement or the Prior Registration Statement, and that it is neither a broker-dealer nor is it affiliated with a broker-dealer.

We issued the overlying securities in private placements pursuant to Section 4(2) of the Securities Act.  We negotiated the terms of each of these transactions on an arms-length basis.

Each Selling Stockholder is an "accredited investor" as that term is defined in Rule 501 of Regulation D under the Securities Act, and each Selling Stockholder represented to us in writing as such, as well as to its financial sophistication and that it was purchasing the securities for its own account and without a present view toward the public sale or distribution thereof and that it had no intention of selling or distributing the securities in any manner that would result in a violation of the Securities Act.  In addition, each Selling Stockholder acknowledged that the securities acquired in the private placements would constitute "restricted securities" under Rule 144.  The Selling Stockholders also acknowledged that such securities would contain a restrictive legend and that a stop-transfer order could be placed against transfer of the certificates for such securities. Consequently, the Selling Stockholders will have to bear the risk of owning the securities for an indefinite period of time unless the resale of the securities is registered pursuant to an effective registration statement, or the Selling Stockholder can resell the shares relying on another applicable exemption from the registration requirements of the Securities Act.

Interpretation 3S.(b) in the March 1999 supplement to the Manual of Publicly Available Telephone Interpretations states that the Staff will not object if a company registers the resale of securities purchased in a Section 4(2) exempt sale "if the investor is at market risk at the time of filing of the resale registration statement."  In contrast to "equity lines" and other similar transactions in which the filing or effectiveness of the registration statement is a condition to the investors' obligation to close the transaction, all of the private placements are complete and the Selling Stockholders' investment decision was not conditioned on the filing or effectiveness of a registration statement.  To the contrary, each Selling Stockholder paid for the securities purchased in the private placements in full, in cash at the close of each respective private placement.  Indeed, the Selling Stockholders have been at risk since purchasing the securities from us in the private placements and will continue to be at risk unless the resale of the shares is registered pursuant to an effective registration statement, or the Selling Stockholder can resell the shares relying on another applicable exemption from the registration requirements of the Securities Act.

To provide the Selling Stockholders with liquidity in their investment, and as is customary in similar "PIPE" transactions, we agreed to register the shares for resale.  We were subject to certain penalties if a registration statement was not filed by an agreed to date and we remain subject to certain penalties if the Current Registration Statement does not become effective within an agreed to timeframe.  But in no event will the purchase price of the securities or the conversion and exercise price of the debentures or warrants be subject to change as a result of us failing to meet the foregoing obligations.

Conclusion

On the basis of the foregoing, we respectfully request that the Staff concur in our view that the resale of shares of our common stock by the Selling Stockholders identified in the Current Registration Statement is an offering being made "by or on behalf of a person or persons other than the registrant" and that therefore the offering can be made under Rule 415(a)(1)(i).

*  *  *  *

In the event we request acceleration of the effective date of the pending registration statement, we acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in this matter.  Please call me at (858) 362-2250 or James A. Mercer III of Duane Morris LLP, our counsel, at (619) 744-2209 if you have any questions, or if we can be of any assistance.

Sincerely,

/s/ Thomas A. Szabo
Chief Executive Officer